SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of August 2021

Commission File Number: 1-14696

China Mobile Limited

(Translation of registrant’s name into English)

60/F, The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F   X  Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____No   X_

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                .

EXHIBITS

Exhibit Number
1.1	Announcement of 2021 Interim Results, dated 12 August 2021
2.1

Closure of Register of Members and Announcement in Relation to the Withholding and Payment of Enterprise Income Tax for Non-Resident Enterprises in Respect of 2021 Interim Dividend, dated 12 August 2021

FORWARD-LOOKING STATEMENTS

This announcement contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties. These forward-looking statements include, without limitation, statements relating to:

•	our business objectives and strategies, including those relating to the development of our terminal procurement and distribution business;
•	our operations and prospects;
•	our network expansion and capital expenditure plans;
•	the expected impact of any acquisitions or other strategic transactions;
•

our provision of services, including fifth generation, or 5G, services, wireline broadband services and services based on technological evolution, and our ability to attract customers to these services;

•	the planned development of future generations of mobile technologies, including 5G technologies, and other technologies and related applications;
•

the anticipated evolution of the industry chain of 5G and future generations of mobile technologies, including future development in, and availability of, terminals that support our provision of services based on 5G and future generations of mobile technologies, and testing and commercialization of future generations of mobile technologies;

•	the expected benefit from our collaboration with China Broadcasting Network Corporation Ltd., or China Broadcasting, with respect to the co-construction and sharing of 5G network;
•	the expected benefit from our investment in and any arrangements with China Tower Corporation Limited (or China Tower, formerly known as China Communications Facilities Services Corporation Limited);
•

the expected impact of the implementation in the mainland of China of the policy of “speed upgrade and tariff reduction” and the cancellation of roaming tariffs on our business, financial condition and results of operations;

•	the expected impact of tariff changes on our business, financial condition and results of operations;
•

the potential impact of restrictions, sanctions or other legal or regulatory actions under relevant laws and regulations in various jurisdictions on our telecommunications equipment suppliers and other business partners;

•	the potential impact of the outcome of the State Administration for Market Regulation’s investigation on us;

2

•	the impact of the outbreak of the coronavirus disease, or COVID-19, a disease caused by a novel strain of coronavirus, on the PRC economy and our operations and financial performance;
•

the impact of Executive Order 13959 signed by the President of the United States and any rules or regulations adopted, guidance issued or actions taken by U.S. regulators to implement or comply with Executive Order 13959, including the ongoing delisting proceedings of our ADSs;

•	the impact of the Holding Foreign Companies Accountable Act and any rules or regulations adopted by U.S. regulators to implement such legislation;
•	the expected impact of new service offerings on our business, financial condition and results of operations; and
•	future developments in the telecommunications industry in the mainland of China, including changes in the regulatory and competitive landscape.

The words “aim”, “anticipate”, “believe”, “could”, “endeavor”, “estimate”, “expect”, “intend”, “may”, “plan”, “seek”, “should”, “strive”, “target”, “will” and similar expressions, as they relate to us, are intended to identify certain of these forward-looking statements. We do not intend to update these forward-looking statements and are under no obligation to do so.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including the risk factors set forth in the “Risk Factor” section of our latest Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission.

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE LIMITED

Date:	August 13, 2021	By:	/s/ Dong Xin
			Name:	Dong Xin
			Title:	Executive Director and Chief Executive Officer

4

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ANNOUNCEMENT OF 2021 INTERIM RESULTS

• Operating revenue was RMB443.6 billion, up by 13.8%, of which revenue from telecommunications services was RMB393.2 billion, up by 9.8%

• EBITDA[1] was RMB162.0 billion, up by 11.2%

• Profit attributable to equity shareholders was RMB59.1 billion, up by 6.0%

• Total number of mobile customers was 946 million

• Total number of wireline broadband customers was 226 million

• Payment of an interim dividend of HK$1.63 per share was declared, up by 6.5%

[1]	EBITDA = profit from operations + depreciation and amortization.

CHAIRMAN’S STATEMENT

Dear Shareholders,

In the first half of 2021, facing a complex and volatile internal and external business environment, China Mobile firmly captured development opportunities brought about by accelerated digital transformation of the economy and society. Upholding our overarching strategy of becoming a world-class enterprise by building a dynamic “Powerhouse”, we put a prime focus on our “4x3” strategic core2 to drive our digital-intelligent transformation in an all-round manner. With our all-out efforts to implement the “5G+” plan, promote the comprehensive and integrated development of our CHBN (“Customer”, “Home”, “Business” and “New”) markets and actively explore the blue-ocean digital economy, we continued to make encouraging progress on transformation and upgrade with business performance demonstrating favourable trends in all aspects. We maintained a stable industry-leading position and achieved high-quality development.

2021 Interim results

In the first half of 2021, we recorded operating revenue of RMB443.6 billion, an increase of 13.8% year-on-year. Of this, telecommunications service revenue reached RMB393.2 billion, representing a year-on-year growth rate of 9.8% that outperformed the industry average. With the “Customer” market recording positive growth and the “Home”, “Business” and “New” markets all posting strong performance with rapid double-digit growth, the CHBN revenue structure has been further optimized. Thanks to the fast expansion of smart home application services and DICT (data, information and communications technology) services, revenue contribution from new information service businesses (non-traditional telecommunications services) continued to grow, delivering strong momentum for further development.

We continued to reduce costs and enhance operating efficiency, generating desirable outcomes for our overall performance. Profit attributable to equity shareholders reached RMB59.1 billion, or RMB2.89 per share, up by 6.0% year-on-year. In terms of profitability, we maintained our leading position among top-tier global telecommunications operators. EBITDA totalled RMB162.0 billion, up by 11.2% year-on-year, with an EBITDA margin of 36.5%. EBITDA accounted for 41.2% of telecommunications service revenue, representing a 0.5 percentage points increase year-on-year. Our capital expenditure was RMB86.0 billion and we maintained our free cash flow at a healthy level amounting to RMB75.6 billion, or an increase of 28.0% year-on-year.

To create higher returns for its shareholders and share the results of its operating gains, after giving full consideration to its profitability, cash flow generation and future development needs, the Company has decided to pay HK$1.63 per share for the 2021 interim dividend, representing an increase of 6.5% year-on-year. The Company will strive to achieve favourable growth in full-year dividend per share and continuously create greater value for shareholders.

2Speed up the “three changes”, which means to change our business development from telecommunications services to information services, from the primarily “Customer” (to C) market to all four CHBN markets, and from being resources-driven to being innovation-driven; facilitate the “three trends”, which means to promote online operations, intelligentization and cloudification; reinforce the “three approaches”, which means to set up a scale-based and value-oriented business operating system with an emphasis on business convergence, integration and digitalization; and strengthen the “three forces”, which means to build up an organizational structure incorporating our capabilities, collaboration and vitality to deliver high operating efficiency and synergy across operations.

Advancing the comprehensive and integrated development of CHBN markets, value- oriented operating practices yielding notable results

We harnessed new development opportunities presented to our industry by digital economic growth and expedited the construction of an information “highway” and an operating information “high-speed train” through introducing innovative business practices. Focusing on value-oriented operations that leverage our scale, we continued to drive the comprehensive and integrated development of our CHBN markets. As a result, we achieved encouraging growth in all businesses and continued to increase our customer satisfaction.

“Customer” market: Maintaining scale with value uplift

We adhered to the strategy of integrating data access, applications and customer benefits, continuously leading the upgrade of personal information and communication consumption. We took various measures to precisely manage our customer base, improve both the quality and scale of our 5G business and create a better customer experience. In order to satisfy the personalized demands of our customers, we launched a range of initiatives, including promoting bundled products through diverse customer touch-points, creating a digital supermarket with integrated content and customer benefits, upgrading the differentiated operating models of the three major brands (GoTone, M-zone and Easy Own) and launching targeted marketing services using big data. As of the end of June 2021, the number of mobile customers reached 946 million, a net addition of 3.59 million. Of these, 251 million were 5G package customers, representing a net addition of 86 million. The number of customers with integrated benefit products reached 110 million, representing a net addition of 31.35 million. The number of monthly active users of our cloud product “and-Caiyun” reached 116 million. Mobile ARPU (average revenue per user per month) reached RMB52.2, an increase of 3.8% year-on-year, reversing the downward trajectory seen since 2018. Our DOU (average handset data traffic per user per month) increased by 38.7% to 11.9GB. Revenue from the “Customer” market achieved positive growth, increasing by 0.7% year-on-year to RMB255.5 billion.

“Home” market: Achieving strong growth momentum with increases in scale and revenue

We strived to set up a service suite that combines full-gigabit network connections with cloud-based applications. To foster leadership in broadband services, we improved our service quality by speeding up the upgrade of gigabit broadband and optimizing our end-to-end service and quality management system; to foster leadership in TV services, we enhanced our TV content by strengthening the integrated operation of “big-and-small screen” content and creating a household information service portal consisting of “broadband television”, “digital cinema” and “vertical content”; to foster leadership in smart home services, we strengthened our applications by covering more household service scenarios and boosting the uptake of household applications including smart home network deployment, home security and voice remote controls. In the first half of 2021, with a net addition of 13.39 million, the number of household broadband customers reached 205 million. Of these, our digital set-top box “Mobaihe” registered a total of 154 million customers, accounting for 74.8% of the household broadband customer base. Thanks to the traction created by the upgrade of broadband and the integration of value-added applications, household broadband blended ARPU reached RMB41.1, an increase of 16.2% year-on-year. Revenue from the “Home” market maintained rapid growth, increasing by 33.7% year-on-year to RMB50.1 billion.

“Business” market: Driving revenue growth with strong business momentum

Focusing on key products and industries, we continued to promote the integrated development of network, cloud and DICT. We put emphasis on forging our differentiated advantages in the convergences of cloud and network, cloud and big data, cloud and intelligence, and cloud and edge computing, further strengthened the capability of our cloud-based products and invested in talents in the field of cloud. In doing so, we reinforced our leading position in 5G and were able to create high-quality showcases and put into commercial use our capabilities in the fields of 5G and artificial intelligence (AI), Internet of Things (IoT), cloud computing, big data and edge computing (collectively “AICDE”) to expand our business scale in different vertical industry segments. In the first half of 2021, our corporate customers showed a net addition of 1.69 million, bringing the total to 15.53 million. Revenue from the “Business” market maintained rapid growth, increasing by 32.4% year-on-year to RMB73.1 billion. The revenue from dedicated lines increased by 7.7% year-on-year, totalling RMB13.5 billion. The revenue from DICT reached RMB33.4 billion, representing year-on-year growth of 59.8%. This contributed 3.5 percentage points to the growth of telecommunications service revenue, a rate that was amongst the highest in the industry. Mobile cloud revenue reached RMB9.7 billion, up by 118.1% year-on-year. Of this, the revenue of our public cloud business ranked in the top 10 in the industry. Our IDC business recorded revenue of RMB11.8 billion, an increase    of 27.0% year-on-year. A total of 372,000 IDC cabinets were available for use, representing a net increase of 12,000.

“New” market: Delivering notable results with innovative strategic layout

Drawing on the spirit of innovation, entrepreneurship and originality, we strived to expand the scale of our new businesses and achieved notable results. In the first half of 2021, revenue from the “New” market achieved rapid double-digit growth, increasing by 22.6% year-on- year to RMB14.5 billion. With regard to the international business, we continued to enhance our international operations while deepening synergy between the domestic and international markets, thus maintaining our leading position in certain regional markets overseas. We further optimized the deployment of international resources to drive the high-quality development of the business. In the first half of 2021, our international business revenue reached RMB6.8 billion, representing an increase of 19.5% year-on-year. With regard to equity investment, we further optimized our investment allocation and strategic coordination in “5G+” and key areas of the CHBN markets. By establishing the dual connection of industry and capital, we further expanded our “relative circle” in information services and nurtured the digital-intelligent industry ecosystem. In the first half of 2021, our equity investment income accounted for 11.0% of our net profit. In terms of digital content and FinTech, we have been developing high-quality Internet products in areas such as videos, games, virtual reality (VR) and payment systems to constantly improve our products and enhance user experience. As of the end of June 2021, the number of monthly active users of MIGU Video across all platforms increased by 14.5% year-on-year. The number of customers using video connecting tones approached 190 million while the number of active users of “and-Wallet” increased by 31.5% year-on-year.

We continued to optimize our all-round service system, covering every aspect of services and processes and engaging all staff members. By further enhancing quality management and accelerating the digital-intelligent transformation of our services, we enhanced our overall service delivery and steadily increased customer satisfaction. With the full launch of our “10086” integrated smart-service portal, we have been consistently scaling up the application of smart service tools. We further cultivated a service culture among employees, which won us a reputation for providing heartwarming service to customers.

Integrating 5G into industries and people’s lives to fast-track 5G development

An array of next-generation information technologies, with 5G at the forefront, is increasingly intertwined with today’s economy and people’s livelihood. As the leader in 5G network development, an advocate of 5G integration across sectors and a pioneer in providing 5G services to the public, we have furthered our “5G+” strategy, steadily built out the 5G network and advanced the co-construction and sharing of 5G infrastructure. We have also put in all-out efforts to drive convergence, innovation and the scale application of 5G in the consumer and business markets.

In the first half of 2021, our 5G-related investment totalled RMB50.2 billion. As of the end    of June, we had built and put in use a cumulative 501,000 5G base stations, covering all urban areas of cities at prefecture-level and above, as well as selected counties and key areas in China. Based on the principle of co-construction and sharing to create mutual benefits, we have orderly made progress on the co-building and sharing of the 700MHz network in collaboration with China Broadcasting Network Corporation Limited (“CBN”), completing the centralized procurement of the master unit and antennas of the wireless network on behalf of the partnership. In the area of 5G standard-setting and technological evolution, we consolidated our leadership in R17 standard-setting by taking over 23 more key projects   in the 3rd Generation Partnership Project (3GPP) and the International Telecommunication Union (ITU). To date, we have been leading a cumulative 122 of such projects. In addition, we joined together with more than 20 industry partners to publish the 5G Wireless Evolution White Paper, which defines the future development of R18 and 5G-Advanced standards. Cumulatively, we have applied for more than 3,300 5G patents and owned a standard-related patent pipeline that has put us in the camp of top-tier global operators.

In the “Consumer” market, we focused our efforts on cultivating 5G network customers, with an integrated strategy involving our value propositions such as products, terminals, network access and tariff packages to boost 4G-to-5G switching and effectively increase customer value. The key products that we have added to our offering include ultra-high definition livestreaming based on 5G, 4K and VR technology, 5G ultra-high definition full-screen video connecting tones and cloud-based 5G games. These additions have provided customers with    a liberating network experience. On the terminal front, we mobilized the industry chain to lower the barriers to ownership of 5G handsets and launched our proprietary NZONE handset brand to provide more choice for customers. Our efforts in attracting customers to use the 5G network included multiple experiential marketing and educational initiatives. In terms of tariff packages, we introduced more 5G tariff options and applied big data analytics to precisely target different customer tiers and segments. As of the end of June, our number of 5G network customers reached 127 million, accounting for 13.4% of our customer base. As a result, our mobile ARPU has stabilized and rallied.

In the “Business” market, we endeavoured to make full use of the characteristics of the 5G SA network, being large Internet bandwidth, low latency and massive connections, and assimilated them into latest technologies including AICDE and blockchain. Focusing our efforts on various key sectors including the Industrial Internet, transportation, healthcare and education, we successfully built a range of 5G business showcases. Since the commercialization of 5G, we have built more than 4,000 business use cases across more than 100 key sectors. These showcases helped us gain traction into the first half of 2021 and brought in an additional 100 headquarter-level industry-leading demo projects with key customers from different industries. We continued to proactively drive the scale and value monetization of our 5G business, and   by launching high-quality commercialized projects, we were able to create a sound business model for 5G and convert it into actual business opportunities. Overall, we signed an addition of 900 contracts of provincial-level feature projects, 122 of which were large DICT projects with the contract amount each exceeding RMB10 million, showing a sound testament to the monetization of 5G. We also launched a 5G dedicated network leading program and kicked off an addition of 452 projects in the first half of the year, and the development of our 5G dedicated network products has experienced notable accelerated growth. We continued to build out and upgrade our “9 one platform”, further improving it by completing the research and development (R&D) of 386 core functionalities. In the first half of 2021, we served more than 1,400 customers across various industry vertical sectors, bringing in additional DICT revenue of more than RMB6 billion.

Forging ahead with reforms, innovation and open collaboration while strengthening capabilities

To grasp opportunities arising from the digital economy, we adhered to an approach evolving around digital-intelligent transformation that saw us consolidating our network capabilities, driving innovation and implementing smart operations. We also continued to strengthen partnerships along the industrial chain to achieve collaborative success. By making more breakthroughs in systematic reforms, we are relentlessly reinforcing our capabilities to achieve sustainable development in the future.

Our network capabilities continued to improve. We remained committed to forging our premium networks, consolidating the advantages associated with our unrivalled scale and leading technology. Adhering to the strategy of developing a “digital, intelligent and cloud network” that emphasizes the convergences of cloud and network, and digitization and intelligence, we continued to enhance the level of intelligence in our network. As of the end   of June 2021, we have built a total of 5.28 million base stations, and the urban areas of all cities and counties are now equipped with gigabit broadband. We continued to optimize the infrastructural setting of our international network that comprises our Information Highways (connectivity resources), Information Stations (PoPs) and Information Islands (data centers). The number of cloud computing servers within our network grew to exceed 372,000. We further optimized our “8+X” cloud-based network layout to advance the migration of our network to the cloud. Following the formation of the “N+31+X” mobile cloud networks, we built cloud infrastructure primarily based on our proprietary capabilities. In accordance with our “one-cloud-multiple-centers” resource strategy, we strived to create smart and highly efficient premium IT cloud infrastructure. Meanwhile, by promoting the application of SDN (software-defined networking) technology to transmission networks, optimizing inter-cloud network architecture and enriching cloud gateways, we built up end-to-end capacity with cloud-network synergy.

Our innovation continued to pick up speed. We created a 5G dedicated network technology system with more than 30 core functionalities, powering more than 10 solutions including network slicing, edge computing and super uplink, as well as the development of R16 feature capabilities. This system helped push for the speedy integration of 5G technology into different sectors. We accelerated the evolution and breakthrough of a range of transmission technology standards including SPN (Slicing Packet Network), OTN (Optical Transport Network), and a full-gigabit optical access network. Our Jiutian AI platform capability kept improving, as did the training speed of our deep-learning platform, which came to occupy an industry-leading position. Our self-developed blockchain platform also came into operation. Additionally, we set up an innovation center dedicated to the information and communications chip sector. Fostering joint initiatives in areas including chip technology, R&D, testing, application, ecosystem support, the center will help enhance collaboration and capabilities within the industry chain. Building on the super-SIM solution, we focused our efforts on the two basic applications of digital identity and digital Renminbi. Digital identity has been applied in scenarios such as cultural tourism and visitor identification, while digital Renminbi pilot programs have yielded positive preliminary results. We have been contributing to the integration of super SIM into China’s digital infrastructure, turning it into a medium for new digital assets.

Our smart operations have seen significant improvements. We have preliminarily built out a smart mid-end platform to form an AaaS (Ability as a Service) system with the characteristics of telecommunications operators that combines business, data and technology. The mid-end platform highlights the salient features of China Mobile, combining information technology and essential data resources and giving rise to a strong foundation that supports innovation. In terms of enabling functionalities, we proactively built out the mid-end platform’s capabilities to support various business scenarios, in order to deepen integration between business, management and information technology. These capabilities include applications in various areas such as network quality inspection, precision customer service and marketing, optimization of end-to-end processes and line management of roles and responsibilities. The capabilities have been deployed, on average, nearly 7 billion times each month. We also launched a China Mobile smart mid-end platform gateway and branding, and joined hands with high-quality partners to explore new commercial scenarios in which to apply the capabilities.

Our partnership network expanded. We proactively built extensive networks and deepened our strategic partnerships with local governments, enterprises and public institutions. We initiated cross-sector cooperation on information services, making use of the complementary strengths of different sectors to drive social and economic development. We advanced the “5G+ Blooming Action” campaign, put forward a “100 billion” industry stimulus plan and upgraded the “Joint Innovation Plus” scheme to step up efforts to develop the “relative circle” and our “partnership network”. We launched the “Yunshang Yidong”, “Wutong Yinfeng” and “Jiutian Lanyue” programs to share data services and capabilities in order to promote cooperation and help traditional sectors with digital-intelligent upgrading. We formed the Research Institute for the Future and the China Mobile Fellows Workstation, and set up a joint fund with the National Natural Science Foundation of China with a view to encouraging enterprise innovation. We also took steps to carry out research on next-generation information and communications technologies including 6G. We joined forces with renowned higher education institutions, science and research institutions and leading industry players to establish a joint research institution, so as to make further contributions to the industry, drawing on our groundbreaking and top-notch innovation.

Our system reforms deepened. With the goal of establishing China Mobile as a world-class model enterprise, we systemically furthered reforms to key areas such as governance, staff deployment and incentive mechanisms, in order to build new momentum toward the high- quality development of our organization. We have furthered the national reform program that drives selected Chinese technology companies to implement market-oriented reforms. Through two of our subsidiaries that specialize in IoT and cloud technology, we have also been striving for new breakthroughs in terms of corporate governance, market-based recruitment and appointment, reinforcing incentive and restraint mechanisms and stimulating momentum in technological innovation. We implemented a three-pronged mechanism to encourage and foster technological innovation for the organization, individuals and projects. New mechanisms that we have put in place include appointing managers for innovative products and setting up designated zones for science and technology innovation. We also made continuous efforts to build up our “T-H-T” (Ten-Hundred-Thousand) technical expert system, bringing into full play our leading industry expertise to stimulate creativity. We continued to unleash the vitality of innovation and entrepreneurship and drive reforms related to the market, corporate business, networks, online marketing services and other areas. The strategy of allowing the headquarters to set strategies, regional companies to drive market development and specialized teams to enhance competence has proven effective in generating synergies across the board. Initiatives to deepen reforms on grid operations have included the management checklist mechanism that sets clear assessment and authorization procedures and criteria, reducing the workload of frontline grid operations while boosting efficiency.

Corporate governance and sustainable development

We always uphold the principles of integrity, transparency, openness and efficiency, and fully comply with all applicable listing rules to ensure sound corporate governance. We pursued policies to maintain diversity in the composition of our board of directors and strove to further improve our corporate governance and decision-making mechanism. By consistently adhering to the corporate compliance principles of “strictly observing laws, duly respecting rules, fulfilling commitments and upholding integrity”, we continue to improve our compliance management ability. We are also committed to enhancing our ability to detect risk and exercise effective risk control. We have further strengthened our supervision over key businesses, projects and issues to ensure sound operations.

Meanwhile, we attach great importance to our sustainable development. We are committed to achieving this goal by creating greater good for the wider community with the utmost sincerity. Guided by a mission of serving the big picture of national and social development and meeting people’s needs for a better life, we have fully implemented our corporate responsibility and continued to shoulder our due responsibility to make contributions in the areas of digital-intelligent transformation, rural revitalization, peak carbon emissions and carbon neutrality, and disaster relief and rescue missions. We have formulated a rural revitalization plan with the aims of building digital-intelligent villages and consolidating the results of poverty eradication in these areas. We have provided intelligent technologies and capabilities to facilitate the modernization of the agricultural industry and villages, and endeavored to offer support for the full revitalization of rural areas. We have also unveiled White Paper on “C² Three Energy-China Mobile Carbon Peak Carbon Neutrality Action Plan”. Our objectives are to save energy in operations through technological innovation, raise the proportion of clean energy and bring into play operational advantages to energize the empowerment of helping to reduce carbon emissions.

Applying for the RMB shares issue

In order to grasp the window of opportunity to develop the information services market, promote the implementation of the strategy of becoming a world-class enterprise by building a dynamic “Powerhouse”, advance digital-intelligent transformation, cultivate a digital- intelligent ecosystem with new vitality and build new momentum toward high-quality development, the Company proposed to apply for RMB share issue on the Main Board of the Shanghai Stock Exchange. On 17 May 2021, the Board approved the proposal, which was subsequently approved by our shareholders on 9 June 2021 at an extraordinary general meeting. Other related work is in progress and will be implemented upon approvals from the relevant regulatory authorities in accordance with relevant procedures.

It is proposed to use the proceeds from the RMB share issue in projects related to new infrastructure, new resource factors and new momentum, advancing digital-intelligent transformation and cultivating a digital-intelligent ecosystem with new vitality. Specifically, the proceeds will be used in the following projects: the development of premium 5G networks, the development of new infrastructure for cloud resources, the development of gigabit broadband and smart home, the development of the smart mid-end platform, R&D for next- generation information technologies and the development of a digital-intelligent ecosystem.

Outlook

At present, a new wave of technological revolution and industry transformation characterized by digital, network and intelligent features has emerged, and the digital economy has become the major driving force of growth. With 5G at the forefront, a new generation of information technology is integrating into the economy, society and people’s livelihood at an accelerated pace, giving rise to new sectors, new models and new products. An enormous “blue-ocean” of business opportunities is taking shape. It is expected that, the contribution of digital economy to China’s GDP will increase from 38.6% in 2020 to more than 50%3 in 2025. Revenue from China’s information service sector will grow from RMB10.8 trillion in 2020 to more than RMB20 trillion3 in 2025. That will translate into tremendous opportunities for our digital- intelligent transformation.

Looking ahead, we will adhere to the strategy of becoming a world-class enterprise by building a dynamic “Powerhouse”, following the path of digital-intelligent transformation to strive for high-quality growth. We will develop innovative digital-intelligent products and promote the extension of our product offerings from the realm of telecommunications services to that of information services. We will strengthen our digital-intelligent networks and build up a network system that is characterized by the convergence of cloud and network, as well   as by a high level of automation and intelligence. We will establish a digital-intelligent mid- end platform to support innovation and a digital-intelligent organization equipped with sound systems and talented teams to satisfy the needs of our digital-intelligent transformation. In addition, we will nurture a digital-intelligent ecosystem and proactively create a digital- intelligent cluster to bring together different forces and unlock the potential of the digital space on a broader scale and at a deeper level. With our all-out efforts in the five areas above, we will make every endeavor to develop our second curve of growth and create new growth drivers in the process of promoting the digital-intelligent transformation of the economy and society, thus generating greater value for our shareholders and customers.

Acknowledgement

Finally, on behalf of the Board, I would like to take this opportunity to express my heartfelt gratitude for the support of our shareholders, customers and the general public, and for the dedication and contribution of our employees.

Yang Jie

Chairman

Hong Kong, 12 August 2021

3Data sources: MIIT and CAICT

GROUP RESULTS

China Mobile Limited (the “Company”) is pleased to announce the unaudited consolidated results of the Company and its subsidiaries (the “Group”) for the six months ended 30 June 2021.

Unaudited CONdensed consolidated STATEMENT OF COMPREHENSIVE INCOME for the six months ended 30 June 2021

(Expressed in Renminbi (“RMB”))

		Six months ended 30 June
		2021	2020
	Note	Million	Million

Operating revenue	5
Revenue from telecommunications services		393,215	358,230
Revenue from sales of products and others		50,432	31,633

		443,647	389,863

Operating expenses
Network operation and support expenses	6	121,146	108,773
Depreciation and amortization		99,472	86,592
Employee benefit and related expenses		55,910	49,056
Selling expenses		30,389	31,350
Cost of products sold		50,042	31,442
Other operating expenses	7	24,172	23,532

		381,131	330,745

Profit from operations		62,516	59,118
Other gains		2,707	2,355
Interest and other income	8	7,367	6,886
Finance costs		(1,421)	(1,470)
Income from investments accounted for using the equity method		6,527	5,998

Profit before taxation		77,696	72,887
Taxation	9	(18,510)	(17,023)

PROFIT FOR THE PERIOD		59,186	55,864

unaudited condensed CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (continued)

for the six months ended 30 June 2021

(Expressed in RMB)

		Six months ended 30 June
		2021	2020
	Note	Million	Million

Other comprehensive income for the period, net of tax:
Items that will not be subsequently reclassified to profit or loss
Changes in the fair value of financial assets at fair value through other comprehensive income		(191)	148
Share of other comprehensive income/(loss) of investments accounted for using the equity method		46	(37)

Items that may be subsequently reclassified to profit or loss
Currency translation differences		(186)	412
Share of other comprehensive (loss)/income of investments accounted for using the equity method		(18)	102

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD		58,837	56,489

Profit attributable to:
Equity shareholders of the Company		59,118	55,765
Non-controlling interests		68	99

PROFIT FOR THE PERIOD		59,186	55,864

Total comprehensive income attributable to:
Equity shareholders of the Company		58,769	56,390
Non-controlling interests		68	99

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD		58,837	56,489

Earnings per share – Basic	11(a)	RMB2.89	RMB2.72

Earnings per share – Diluted	11(b)	RMB2.89	RMB2.72

Details of dividends to the equity shareholders of the Company are set out in note 10.

UNAUDiTED CONDENSED CONSOLIDATED BALANCE SHEET

as at 30 June 2021

(Expressed in RMB)

		As at	As at
		30 June	31 December
		2021	2020
	Note	Million	Million
Assets
Non-current assets
Property, plant and equipment	12	683,640	705,547
Construction in progress	12	96,714	71,651
Right-of-use assets		59,858	65,091
Land use rights		15,954	16,192
Goodwill		35,344	35,344
Other intangible assets		9,149	7,213
Investments accounted for using the equity method		167,283	161,811
Deferred tax assets		45,299	38,998
Financial assets measured at fair value through other comprehensive income		908	1,111
Financial assets measured at fair value through profit or loss		5,125	-
Restricted bank deposits		7,054	8,836
Other non-current assets		39,153	36,345

		1,165,481	1,148,139

Current assets
Inventories		9,670	8,044
Contract assets		4,808	3,841
Accounts receivable	13	50,919	38,401
Other receivables		9,625	9,923
Amount due from ultimate holding company		1,400	1,396
Prepayments and other current assets		23,785	25,713
Prepaid income tax		989	1,157
Financial assets measured at amortized cost		27,020	36,724
Financial assets measured at fair value through profit or loss		139,705	128,603
Restricted bank deposits		1,956	2,830
Bank deposits		90,952	110,382
Cash and cash equivalents		274,143	212,729

		634,972	579,743

Total assets		1,800,453	1,727,882

unaudited condensed CONSOLIDATED BALANCE SHEET (continued)

as at 30 June 2021

(Expressed in RMB)

		As at 30 June 2021	As at 31 December 2020
	Note	Million	Million

Equity and liabilities
Liabilities
Current liabilities
Accounts payable	14	160,165	167,990
Bills payable		8,387	4,561
Contract liabilities		68,027	79,028
Accrued expenses and other payables		254,452	200,952
Amount due to ultimate holding company		34,225	26,714
Income tax payable		14,625	13,856
Lease liabilities		25,621	24,173

		565,502	517,274

Non-current liabilities
Lease liabilities – non-current		37,528	42,460
Deferred revenue		7,767	8,601
Deferred tax liabilities		1,803	1,668
Other non-current liabilities		6,014	5,107

		53,112	57,836

Total liabilities		618,614	575,110

Equity
Share capital		402,130	402,130
Reserves		775,848	746,786

Total equity attributable to equity shareholders of the Company		1,177,978	1,148,916
Non-controlling interests		3,861	3,856

Total equity		1,181,839	1,152,772

Total equity and liabilities		1,800,453	1,727,882

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

for the six months ended 30 June 2021

(Expressed in RMB)

	Six months ended 30 June
	2021	2020
	Million	Million

Net cash generated from operating activities	161,618	160,065

Net cash used in investing activities	(64,296)	(47,972)

Net cash used in financing activities	(35,792)	(26,872)

Net increase in cash and cash equivalents	61,530	85,221

Cash and cash equivalents as at 1 January	212,729	175,933

Effect of changes in foreign exchange rate	(116)	51

Cash and cash equivalents as at 30 June	274,143	261,205

NOTES:

(Expressed in RMB unless otherwise indicated)

1	General Information

China Mobile Limited (the “Company”) was incorporated in the Hong Kong Special Administrative Region (“Hong Kong”) of the People’s Republic of China (the “PRC”) on 3 September 1997. The principal activities of the Company and its subsidiaries (together referred to as the “Group”) are the provision of telecommunications and related services in the mainland of China and in Hong Kong (for the purpose of preparing the unaudited condensed consolidated interim financial information, the mainland of China refers to the PRC excluding Hong Kong, Macau Special Administrative Region of the PRC and Taiwan). The Company’s immediate holding company is China Mobile Hong Kong (BVI) Limited (incorporated in British Virgin Islands), and the Company’s ultimate holding company is China Mobile Communications Group Co., Ltd. (“CMCC”, incorporated in the mainland of China). The address of the Company’s registered office is 60th Floor, The Center, 99 Queen’s Road Central, Hong Kong.

The Company was listed on the New York Stock Exchange (the “NYSE”) and The Stock Exchange of Hong Kong Limited (the “HKEX”) on the 22nd and 23rd of October 1997 respectively. In January 2021, the NYSE announced to commence delisting proceedings of the ADSs of the Company (the “Determination”). Subsequently, the Company filed with the NYSE a request for a review of such Determination on 20 January 2021. On 6 May 2021, the NYSE affirmed the Determination, and filed a Form 25 the next day with the US Securities and Exchange Commission to strike the Company’s ADSs from listing and registration, which have taken effect on 18 May 2021.

2	Basis of Preparation

The unaudited condensed consolidated interim financial information for the six months ended 30 June 2021 has been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim financial reporting”, issued by the International Accounting Standards Board (“IASB”), and Hong Kong Accounting Standard (“HKAS”) 34, “Interim financial reporting”, issued by HKICPA, which are consistent, and the applicable disclosure requirements of the Rules Governing the Listing of Securities (the “Listing Rules”) on HKEX.

The preparation of the unaudited condensed consolidated interim financial information in conformity with IAS/HKAS 34 requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year-to-date basis. Actual results may differ from these estimates.

The unaudited condensed consolidated interim financial information should be read in conjunction with the Company’s annual financial statements for the year ended 31 December 2020. The Group’s policies on financial risk management were set out in the financial statements included in the Company’s 2020 Annual Report and there have been no significant changes in these policies for the six months ended 30 June 2021.

No events and transactions that are significant to the changes in financial position and performance of the Group since the release of the annual financial statements for the year ended 31 December 2020 should be included in the Group’s unaudited condensed consolidated interim financial information. The unaudited condensed consolidated interim financial information does not include all of the information required for a full set of financial statements prepared in accordance with International Financial Reporting Standards (“IFRSs”) or Hong Kong Financial Reporting Standards (“HKFRSs”).

3	Significant Accounting Policies

Except as described below, the accounting policies applied in the preparation of this unaudited condensed consolidated interim financial information are consistent with those used in the preparation of the annual financial statements for the year ended 31 December 2020.

The following amendments are mandatory for the first time for the Group’s financial year beginning on 1 January 2021 and are applicable for the Group:

Amendments to IFRS/HKFRS 9 “Financial Instruments”, IAS/HKAS 39 “Financial Instruments:

Recognition and Measurement”, IFRS/HKFRS 7 “Financial Instruments: Disclosures”, IFRS/HKFRS 4

“Insurance Contracts” and IFRS/HKFRS 16 “Leases” – Interest rate benchmark reform – phase 2

The adoption of the above amendments did not have any significant impact on the Group’s unaudited condensed consolidated interim financial information.

In addition, the IASB and HKICPA also published a number of new standards and amendments to standards which are effective for the financial year beginning on or after 1 January 2022 and have not been early adopted by the Group. The management is assessing the impact of such standards and will adopt the relevant standards in the subsequent periods as required.

4	Segment Reporting

An operating segment is a component of the Group that engages in business activities from which the Group may earn revenue and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Group’s Chief Operating Decision Maker (the “CODM”) in order to allocate resource and assess performance of the segment. The CODM has been identified as the Executive Directors of the Company. For the periods presented, the Group as a whole is an operating segment since the Group is only engaged in telecommunications and related businesses. No geographical information has been disclosed as the majority of the Group’s operating activities are carried out in the mainland of China. The Group’s assets located and operating revenue derived from activities outside of the mainland of China are less than 5% of the Group’s assets and operating revenue, respectively.

5	Operating Revenue

	Six months ended 30 June
	2021	2020
	Million	Million

Revenue from telecommunications services
Voice services	40,849	41,188
Data services
– SMS & MMS	16,481	14,639
– Wireless data traffic	208,581	208,112
– Wireline broadband	47,200	36,368
– Applications and information services	69,287	47,698
Others	10,817	10,225

	393,215	358,230

Revenue from sales of products and others	50,432	31,633

	443,647	389,863

The majority of the Group’s operating revenue is from contracts with customers, the remaining is not material.

6	Network Operation and Support Expenses

		Six months ended 30 June
		2021	2020
	Note	Million	Million

Maintenance, operation support and related expenses		71,087	58,832
Power and utilities expenses		24,342	23,692
Charges for use of tower assets	(i)	13,809	13,177
Charges for use of lines and network assets	(ii)	4,726	4,537
Others		7,182	8,535

		121,146	108,773

Note:

(i)

Charges for use of tower assets include the non-lease components charges (maintenance, certain ancillary facilities usage and related support services) for use of telecommunications towers and variable lease payments not based on an index or a rate, which are recorded in profit or loss as incurred.

(ii)

Charges for use of lines and network assets mainly include the non-lease components charges and the lease components charges for lease contracts that are exempt from recognition of right-of-use assets and lease liabilities, such as short-term lease payments, lease payments of low-value assets and variable lease payments not based on an index or a rate, which are recorded in profit or loss as incurred.

7	Other Operating Expenses

	Six months ended 30 June
	2021	2020
	Million	Million

Interconnection	9,796	9,066
Expected credit impairment losses	4,561	3,754
Net loss on disposal, write-off and impairment of property, plant and equipment	385	1,064
Others	9,430	9,648

	24,172	23,532

8	Interest and Other Income

	Six months ended 30 June
	2021	2020
	Million	Million

Interest income	4,995	5,578
Fair value gains recognized, net	2,372	1,308

	7,367	6,886

9	Taxation

		Six months ended 30 June
		2021	2020
	Note	Million	Million

Current tax
Provision for the PRC enterprise income tax on the estimated assessable profits for the period	(i)	24,421	25,973
Provision for Hong Kong profits tax on the estimated assessable profits for the period	(ii)	250	250

		24,671	26,223
Deferred tax
Origination and reversal of temporary differences, net		(6,161)	(9,200)

		18,510	17,023

Note:

(i)

The provision for the PRC enterprise income tax is computed based on the statutory tax rate of 25% (for the six months ended 30 June 2020: 25%) on the estimated assessable profits determined in accordance with the relevant income tax rules and regulations of the PRC for the six months ended 30 June 2021, and certain subsidiaries of the Company enjoy a preferential tax rate of 15% (for the six months ended 30 June 2020: 15%).

(ii)	The provision for Hong Kong profits tax is calculated at 16.5% (for the six months ended 30 June 2020: 16.5%) of the estimated assessable profits for the six months ended 30 June 2021.

(iii)

Pursuant to the “Notice regarding Matters on Determination of Tax Residence Status of Chinesecontrolled Offshore Incorporated Enterprises under Rules of Effective Management” issued by SAT in 2009 (“2009 Notice”), the Company is qualified as a PRC offshore-registered resident enterprise. Accordingly, the dividend income of the Company from its subsidiaries in the PRC is exempt from PRC enterprise income tax.

10	Dividends

(a)	Dividends attributable to the period

	Six months ended 30 June
	2021	2020
	Million	Million

Ordinary interim dividend declared after the balance sheet date of HK$1.630 (equivalent to approximately RMB1.356) (2020: HK$1.530 (equivalent to approximately RMB1.398)) per share	27,771	28,616

The 2021 ordinary interim dividend, which is declared in Hong Kong dollars, is translated into RMB with reference to the rate HK$1=RMB0.83208, being the rate announced by the State Administration of Foreign Exchange in the PRC on 30 June 2021. As the ordinary interim dividend was declared after the balance sheet date, such dividend had not been recognized as liability as at 30 June 2021.

In accordance with the 2009 Notice and the PRC enterprise income tax law, the Company is required to withhold enterprise income tax equal to 10% of any dividend, when it is distributed to non-resident enterprise shareholders whose names appeared on the Company’s register of members, as at the record date for such dividend, and who were not individuals.

(b)	Dividends attributable to the previous financial year, approved and paid during the period

	Six months ended 30 June
	2021	2020
	Million	Million

Ordinary final dividend n respect of the previous financial year, approved and paid during the period, of HK$1.760 (equivalent to approximately RMB1.481) (2020: HK$1.723 (equivalent to approximately RMB1.543)) per share	29,916	32,169

11	Earnings Per Share

(a)	Basic earnings per share

The calculation of basic earnings per share for the six months ended 30 June 2021 is based on the profit attributable to equity shareholders of the Company of RMB59,118 million (for the six months ended 30 June 2020: RMB55,765 million) and the weighted average number of 20,475,482,897 shares in issue during the six months ended 30 June 2021 (for the six months ended 30 June 2020: 20,475,482,897 shares).

(b)	Diluted earnings per share

For the six months ended 30 June 2021, the Group has considered the impact from the share options issued by the Company and the Group’s investment in the convertible bonds issued by an associate when calculating diluted earnings per share. For the six months ended 30 June 2021, as the exercised price of the share options exceeded the average market price of ordinary shares during the period for which the share options were in issue, such share options did not have any dilutive effect on earnings per share. In addition, the impact from the associate’s convertible bonds was anti-dilutive; therefore diluted earnings per share were the same as basic earnings per share.

12	Property, Plant and Equipment and Construction in Progress

(a)	Changes in residual value rate and depreciable life of assets

With the accelerating construction of the Group’s 5G telecommunications network, the Group continually terminated or retired the inefficient or invalid assets to further improve network quality. During the process, the Group increasingly noted that the corresponding net disposal proceeds of certain assets may not fully compensate their remaining net book value. In the first half of 2021, the Group reviewed the residual value rate of assets, and decided to adjust the residual value rate of certain wireless and transmission assets (mainly comprising 2G wireless equipment, telecommunications optic cable, channels, etc) to zero. The aforesaid changes in accounting estimates were made using the prospective application method. The depreciation and amortization for the six months ended 30 June 2021 increased by approximately RMB7,973 million as a result of the aforesaid changes in accounting estimates.

The Group adjusted the depreciable lives of the 4G wireless assets from 5 years to 7 years with effect from 2020. The aforesaid changes in accounting estimates were made using the prospective application method, resulting in the depreciation and amortization for the six months ended 30 June 2020 decreased by approximately RMB10,408 million.

(b)	Acquisition of property, plant and equipment and construction in progress

For the six months ended 30 June 2021, the Group acquired items of property, plant and equipment and construction in progress with an aggregate cost of RMB85,976 million (for the six months ended 30 June 2020: RMB100,974 million) and the depreciation of property, plant and equipment recognized in unaudited condensed consolidated statement of comprehensive income was RMB83,337 million (for the six months ended 30 June 2020: RMB72,559 million).

13	Accounts Receivable

Aging analysis of accounts receivable, net of loss allowance is as follows:

	As at 30 June 2021	As at 31 December 2020
	Million	Million

Within 30 days	15,909	14,917
31 – 60 days	5,599	4,132
61 – 90 days	5,083	3,255
91 days – 1 year	20,718	13,076
Over 1 year	3,610	3,021

	50,919	38,401

The accounts receivable of the Group are primarily comprised of receivables due from customers and other telecommunications operators. Accounts receivable from individual customers are spread among an extensive number of customers and the majority of the receivables from customers are due for payment within one month from the date of billing. For corporate customers, the credit period granted by the Group is based on the service contract terms, normally not exceeding 1 year.

14	Accounts Payable

Accounts payable primarily include payables for network expansion, maintenance and support expenses and interconnection expenses, etc.

The aging analysis of accounts payable is as follows:

	As at 30 June 2021	As at 31 December 2020
	Million	Million

Payable in the periods below:

Within 1 month or on demand	136,160	142,653
After 1 month but within 3 months	6,380	6,143
After 3 months but within 6 months	5,474	3,422
After 6 months but within 9 months	3,270	5,408
After 9 months but within 12 months	8,881	10,364

	160,165	167,990

All of the accounts payable are expected to be settled within one year or are repayable on demand.

15	Capital Commitments

The Group’s capital expenditure contracted for as at the balance sheet dates but not provided in the unaudited condensed consolidated interim financial information were as follows:

	As at 30 June 2021	As at 31 December 2020
	Million	Million

Land and buildings	5,981	8,607
Telecommunications equipment and others	39,862	37,967

	45,843	46,574

16	Events after the reporting period

After the balance sheet date, the board of directors proposed an ordinary interim dividend. Further details are disclosed in note 10(a).

DISCUSSION OF SELECTED ITEMS IN THE INTERIM RESULTS

Operating Revenue

In the first half of 2021, the Group seized the opportunities arising from the accelerated digital transformation of our economy and society. Revenue from traditional telecommunications businesses remained solid, while strong growth momentum in revenue from transforming businesses such as smart home, DICT and digital content as well as the balanced and integrated development of the CHBN markets allowed us to achieve outstanding business performance. The operating revenue of the Group was RMB443.6 billion, up by 13.8% year-on-year, of which revenue from telecommunications services reached RMB393.2 billion, up by 9.8% year-on-year. Revenue from SMS/MMS services reached RMB16.5 billion, up by 12.6% year-on-year. Revenue from wireline broadband services was RMB47.2 billion, up by 29.8% year-on-year, and its relative contribution to the revenue from telecommunications services increased year-on-year. Revenue from applications and information services was RMB69.3 billion, up by 45.3% year-on-year, presenting a good development momentum and further optimizing the Group’s overall revenue structure.

Operating Expenses

In light of sustained demand for resources arising from the Group’s transformation and upgrade as well as 5G operation at scale, the Group continued to precisely allocate resources by adhering to the principle of ensuring a sufficient budget for areas essential to promote growth, while reducing and controlling expenses on certain selected areas, endeavoured to increase revenue and reduce expenditure, thereby maintaining its favourable profitability. In the first half of 2021, the Group’s operating expenses were RMB381.1 billion, increased by 15.2% year-on-year, representing 85.9% of operating revenue.

In the first half of 2021, network operation and support expenses was RMB121.1 billion, up by 11.4% year-on-year. The increase was due to, on one hand, completion of 5G base stations and data centers and corresponding increase in cost of operation and maintenance, and on the other hand, increased investments in transformation including development of smart home business, DICT product innovation and business development, and construction and maintenance of smart mid-end platforms. Tower leasing fee on a comparable basis was RMB22.9 billion, up by 5.1% year-on-year. Power and utilities expenses were RMB24.3 billion, up by 2.7% year-on-year. Maintenance, operation support and related expenses were RMB71.1 billion, up by 20.8% year-on-year.

Depreciation and amortization were RMB99.5 billion, up by 14.9% year-on-year. Due to increased investment in accelerating network upgrade, cloudification and construction of smart mid-end platforms, the Group’s capital expenditure has maintained at a certain scale in recent years. The expansion in the scale of our assets led to sustained growth in depreciation and amortization. Furthermore, the Group continually terminated or retired the inefficient or invalid assets. During the process, the Group increasingly noted that the corresponding net disposal proceeds of certain assets may not fully compensate their remaining net book value. In the first half of 2021, the Group reviewed the residual value rate of assets, and decided to adjust the residual value rate of certain assets to zero.

The Group strengthened its integrated and online marketing, and enhanced its efficiency in utilization of marketing resources. The selling expenses were RMB30.4 billion, down by 3.1% year-on-year.

The Group increased its investments and cultivation in “Business” and “New” markets management talents as well as research and development talents in 5G, AICDE and other fields. The employee benefit and related expenses for the first half of 2021 were RMB55.9 billion, up by 14.0% year-on-year, representing 12.6% of operating revenue. As of 30 June 2021, the Group had a total of 446,898 employees.

Profitability

The Group continued to improve quality and efficiency in its operations, and maintained favourable profitability through enhancement of its operating efficiency. In the first half of 2021, profit attributable to equity shareholders was RMB59.1 billion, increased by 6.0% year-on-year, and margin of profit attributable to equity shareholders was 13.3%. EBITDA was RMB162.0 billion, increased by 11.2% year-on-year, and EBITDA margin was 36.5%. EBITDA represented 41.2% of revenue from telecommunications services, up by 0.5 percentage points year-on-year.

Capital Expenditure

In the first half of 2021, the Group focused on building 5G-oriented digital and intelligent facilities. The Group’s capital expenditure was RMB86.0 billion, representing 21.9% of revenue from telecommunications services, of which 5G-related capital expenditure amounted to RMB50.2 billion. The Group’s capital expenditure is funded primarily by cash generated from operating activities.

Capital Structure

The financial position of the Group continued to remain steady. As at the end of June 2021, the total assets and total liabilities of the Group amounted to RMB1,800.5 billion and RMB618.6 billion respectively, and the liabilities to assets ratio was 34.4%.

The Group does not have any interest-bearing borrowings. The Company has firmly adhered to its prudent financial risk management policies and maintained strong repayment capabilities.

Financial Policies and Cash Flow

At this critical stage of the Group’s transformation and upgrade, stable growth in business operations and revenue as well as refined cost control ensured that the Group continued to maintain a healthy cash flow. The Group’s free cash flow was RMB75.6 billion for the six months ended 30 June 2021. As of 30 June 2021, the Group’s cash and bank balances were RMB374.1 billion, of which 97.4%, 0.7% and 1.9% were denominated in Renminbi, U.S. dollars and Hong Kong dollars, respectively.

The Group will continue to uphold prudent financial policies and strictly monitor and control financial risks in order to continuously maintain healthy cash flow generation capabilities as well as value preservation and enhancement capabilities. In addition, the Group will focus on scientific resource allocation, maintain a healthy capital structure and level, and reinforce and develop favourable economic benefits in order to continuously create value for its shareholders.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S LISTED SECURITIES

During the six months ended 30 June 2021, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company’s listed securities.

AUDIT COMMITTEE

The Audit Committee reviewed with management the unaudited condensed consolidated interim financial information for the six months ended 30 June 2021 and the accounting principles and practices adopted by the Group, and discussed auditing, internal control and financial report matters.

COMPLIANCE WITH THE CODE PROVISIONS OF THE CORPORATE GOVERNANCE CODE

For the six months ended 30 June 2021, the Company complied with all the code provisions of the Corporate Governance Code as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”), except that the Company and its directors (including independent non-executive directors) have not entered into any service contract with a specified term. All directors are subject to retirement by rotation and re-election at the annual general meetings every three years.

COMPLIANCE WITH THE MODEL CODE

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix 10 to the Listing Rules to regulate the directors’ securities transactions. All directors have confirmed, following specific enquiry by the Company, that they had complied with the required standard set out in the Model Code throughout the period from 1 January 2021 to 30 June 2021.

CLOSURE OF REGISTER OF MEMBERS

The Board of Directors of the Company declared an interim dividend for the six months ended 30 June 2021 of HK$1.63 per share (before withholding and payment of PRC enterprise income tax) (the “2021 Interim Dividend”) to the shareholders of the Company.

The register of members of the Company will be closed from Friday, 27 August 2021 to Tuesday, 31 August 2021 (both days inclusive). During this period, no transfer of shares will be registered. In order to qualify for the 2021 Interim Dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s share registrar, Hong Kong Registrars Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong not later than 4:30 p.m. on Thursday, 26 August 2021. The 2021 Interim Dividend will be paid on or about Wednesday, 15 September 2021 to those shareholders on the register of members on Tuesday, 31 August 2021 (the “Record Date”).

WITHHOLDING AND PAYMENT OF ENTERPRISE INCOME TAX FOR NONRESIDENT ENTERPRISES IN RESPECT OF 2021 INTERIM DIVIDEND

Pursuant to the “Enterprise Income Tax Law of the People’s Republic of China” (the “Enterprise Income Tax Law”), the “Detailed Rules for the Implementation of the Enterprise Income Tax Law of the People’s Republic of China” and the “Notice regarding Matters on Determination of Tax Residence Status of Chinese-controlled Offshore Incorporated Enterprises under Rules of Effective Management”, the Company is required to withhold and pay 10 per cent. enterprise income tax on the distribution of the 2021 Interim Dividend to its non-resident enterprise shareholders. The withholding and payment obligation lies with the Company. In respect of all shareholders whose names appear on the Company’s register of members as at the Record Date who are not individuals (including HKSCC Nominees Limited (“HKSCC”), corporate nominees or trustees such as securities companies and banks, and other entities or organizations, which are all considered as non-resident enterprise shareholders), the Company will distribute the 2021 Interim Dividend after deducting enterprise income tax of 10 per cent.. The Company will not withhold and pay the income tax in respect of the 2021 Interim Dividend payable to any natural person shareholders whose names appear on the Company’s register of members as at the Record Date. Investors who invest in the shares in the Company listed on the Main Board of The Stock Exchange of Hong Kong Limited through the Shanghai Stock Exchange or the Shenzhen Stock Exchange (the Shanghai-Hong Kong Stock Connect or the Shenzhen-Hong Kong Stock Connect investors) are investors who hold shares through HKSCC and in accordance with the above requirements, the Company will pay to HKSCC the amount of the 2021 Interim Dividend after withholding for payment the 10 per cent. enterprise income tax.

If any resident enterprise (as defined in the Enterprise Income Tax Law) listed on the Company’s register of members which is duly incorporated in the PRC or under the laws of a foreign country (or a region) but with a PRC-based de facto management body, does not desire to have the Company withhold and pay the said 10 per cent. enterprise income tax, it shall lodge with Hong Kong Registrars Limited documents from its governing tax authority confirming that the Company is not required to withhold and pay enterprise income tax in respect of the dividend to which it is entitled not later than 4:30 p.m. on Thursday, 26 August 2021.

Investors should read this announcement carefully. If anyone would like to change the identity of the holders in the register of members, please enquire about the relevant procedures with the nominees or trustees. The Company will withhold for payment of the enterprise income tax for its non-resident enterprise shareholders strictly in accordance with the relevant laws and requirements of the relevant government departments and adhere strictly to the information set out in the Company’s register of members on the Record Date. The Company assumes no liability whatsoever in respect of and will not entertain any claims arising from any delay in, or inaccurate determination of, the status of the shareholders or any disputes over the mechanism of withholding.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from those implied by such forward-looking statements. In addition, the Company does not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission.

PUBLICATION OF 2021 INTERIM RESULTS AND 2021 INTERIM REPORT ON THE WEBSITES OF THE STOCK EXCHANGE OF HONG KONG LIMITED AND THE COMPANY

This announcement is published on the HKEXnews website of The Stock Exchange of Hong Kong Limited at http://www.hkexnews.hk and the website of the Company at http://www.chinamobileltd.com. The 2021 Interim Report will be despatched to shareholders and be available on the websites of HKEXnews and the Company.

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Yang Jie, Mr. Dong Xin, Mr. Wang Yuhang and Mr. Li Ronghua as executive directors and Dr. Moses Cheng Mo Chi, Mr. Paul Chow Man Yiu, Mr. Stephen Yiu Kin Wah and Dr. Yang Qiang as independent non-executive directors.

Exhibit 2.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CLOSURE OF REGISTER OF MEMBERS

AND

ANNOUNCEMENT IN RELATION TO THE WITHHOLDING AND

PAYMENT OF ENTERPRISE INCOME TAX FOR NON-RESIDENT ENTERPRISES IN RESPECT OF 2021 INTERIM DIVIDEND

Reference is made to the 2021 interim results announcement of China Mobile Limited (the “Company”) published on 12 August 2021. The board of directors of the Company (the “Board”) declared an interim dividend for the six months ended 30 June 2021 of HK$1.63 per share (before withholding and payment of PRC enterprise income tax) (the “2021 Interim Dividend”) to the shareholders of the Company.

This announcement constitutes a notice pursuant to section 632 of the Companies Ordinance (Chapter 622 of the Laws of Hong Kong).

Closure of Register of Members

Notice is hereby given that the register of members of the Company will be closed from Friday, 27 August 2021 to Tuesday, 31 August 2021 (both days inclusive). During this period, no transfer of shares will be registered. In order to qualify for the 2021 Interim Dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s share registrar, Hong Kong Registrars Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong not later than 4:30 p.m. on Thursday, 26 August 2021. The 2021 Interim Dividend will be paid on or about Wednesday, 15 September 2021 to those shareholders on the register of members on Tuesday, 31 August 2021 (the “Record Date”).

Withholding and Payment of Enterprise Income Tax for Non-Resident Enterprise in Respect of the 2021 Interim Dividend

Pursuant to the “Enterprise Income Tax Law of the People’s Republic of China” (the “Enterprise Income Tax Law”), the “Detailed Rules for the Implementation of the Enterprise Income Tax Law of the People’s Republic of China” and the “Notice regarding Matters on Determination of Tax Residence Status of Chinese-controlled Offshore Incorporated Enterprises under Rules of Effective Management”, the Company is required to withhold and pay 10 per cent. enterprise income tax on the distribution of the 2021 Interim Dividend to its non-resident enterprise shareholders. The withholding and payment obligation lies with the Company. In respect of all shareholders whose names appear on the Company’s register of members as at the Record Date who are not individuals (including HKSCC Nominees Limited (“HKSCC”), corporate nominees or trustees such as securities companies and banks, and other entities or organizations, which are all considered as non-resident enterprise shareholders), the Company will distribute the 2021 Interim Dividend after deducting enterprise income tax of 10 per cent.. The Company will not withhold and pay the income tax in respect of the 2021 Interim Dividend payable to any natural person shareholders whose names appear on the Company’s register of members as at the Record Date. Investors who invest in the shares in the Company listed on the Main Board of The Stock Exchange of Hong Kong Limited through the Shanghai Stock Exchange or the Shenzhen Stock Exchange (the Shanghai-Hong Kong Stock Connect or the Shenzhen-Hong Kong Stock Connect investors) are investors who hold shares through HKSCC and in accordance with the above requirements, the Company will pay to HKSCC the amount of the 2021 Interim Dividend after withholding for payment the 10 per cent. enterprise income tax.

If any resident enterprise (as defined in the Enterprise Income Tax Law) listed on the Company’s register of members which is duly incorporated in the PRC or under the laws of a foreign country (or a region) but with a PRC-based de facto management body, does not desire to have the Company withhold and pay the said 10 per cent. enterprise income tax, it shall lodge with Hong Kong Registrars Limited documents from its governing tax authority confirming that the Company is not required to withhold and pay enterprise income tax in respect of the dividend to which it is entitled not later than 4:30 p.m. on Thursday, 26 August 2021.

Investors should read this announcement carefully. If anyone would like to change the identity of the holders in the register of members, please enquire about the relevant procedures with the nominees or trustees. The Company will withhold for payment of the enterprise income tax for its non-resident enterprise shareholders strictly in accordance with the relevant laws and requirements of the relevant government departments and adhere strictly to the information set out in the Company’s register of members on the Record Date. The Company assumes no liability whatsoever in respect of and will not entertain any claims arising from any delay in, or inaccurate determination of, the status of the shareholders or any disputes over the mechanism of withholding.

By Order of the Board

China Mobile Limited

Wong Wai Lan, Grace

Company Secretary

Hong Kong, 12 August 2021

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Yang Jie, Mr. Dong Xin, Mr. Wang Yuhang and Mr. Li Ronghua as executive directors and Dr. Moses Cheng Mo Chi, Mr. Paul Chow Man Yiu, Mr. Stephen Yiu Kin Wah and Dr. Yang Qiang as independent non-executive directors.